Exhibit 99.1

Points.com Launches New Program Branded Incentive Tool to Solidify Leadership
Position in Multi-Billion Dollar Mileage Wholesaling Business

American Airlines AAdvantage Miles Program First Partner on New Platform at Launch

TORONTO (October 17, 2011) – Points International Ltd. (NASDAQ: PCOM; TSX: PTS), owner and operator of the world’s leading loyalty reward program management platform, www.Points.com, has re-launched its leading program branded wholesaling service. The new online product allows a loyalty program to efficiently offer its currency to any business seeking a compelling incentive tool.

Until now, issuing miles to smaller merchants for their own distribution was a lengthy, involved process that required various levels of approvals by all parties. Points.com's new Corporate Platform eliminates the hurdle entirely, providing small and medium-sized businesses greater ease and access to offer miles and points as incentives internally and to valued customers.

"Combine access to our loyalty program partners' valuable currencies, collected by over 200 million member accounts, with a new, efficient online/offline distribution tool, and you have the premier incentive offering for any merchant,” said Christopher Barnard, President of Points International. “With this launch, Points now has three offerings targeting the mileage wholesale market - this new platform and our online earn malls that are both marketed under our partner's brands and our recently launched Incentify by Points.com product for ecommerce networks. Together these products put us at the forefront of distributing our partners' loyalty currency to merchants all over the globe and helping us to grow this multi-billion dollar wholesale industry.”

The new platform features a seamless experience with a centralized, easy-to-navigate interface for both the loyalty program and participating merchants. The pre-purchased incentive miles can be issued in multiple forms - directly into accounts, via email, redeemable codes or redeemable certificates.

Points.com partners participating at launch of the new platform include the American Airlines AAdvantage® program. Points is currently focused on adding new partners to the platform while also migrating five current partners off the legacy product.

About Points International Ltd.

Points International Ltd. (NASDAQ: PCOM; TSX: PTS), is the owner and operator of Points.com, the world's leading reward program management platform. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger’s. At Points.com consumers can Earn, Buy, Gift, Share, Trade, Exchange and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, US Airways Dividend Miles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com®, PayPal and Starbucks. For more information, visit www.pointsinternational.com, follow us on Twitter, @pointsadvisor, on Facebook (www.facebook.com/pointsfans), or on our blog (http://blog.points.com).

For more information contact:

Investor relations:
Andrew Greenebaum/ Kimberly Esterkin
Addo Communications
T. 310-829-5400;
E. andrewg@addocommunications.com; kimberlye@addocommunications.com

Media relations:
Jordan Fischler
Allison & Partners
T. 646-428-0622; E. points@allisonpr.com

Business inquiries:
Martin Tongue
Senior Vice President, Business Development
Points International
T. 416-596-6363; E. martin.tongue@points.com